Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

December 7, 2016
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mary Beth Breslin

Re:	Tiptree Financial Inc. Registration Statement on Form S-3 Filed November 2, 2016 File No. 333-214394 (the “Registration Statement”)
Dear Ms. Breslin:
On behalf of Tiptree Financial Inc. (the “Registrant”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) by letter dated November 16, 2016 regarding the Registration Statement (the “Comment Letter”). The Registrant has simultaneously filed an Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing the comments contained in the Comment Letter.
For the convenience of the Staff, we have repeated the Staff’s comments in italics immediately above our response to the comments. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.
The Registrant’s responses to the Staff’s comments set forth in the Comment Letter are as follows:
Registration Statement on Form S-3 filed November 2, 2016
Facing Page

1.	Please revise to include a Calculation of Registration Fee table as required by Form S-3.
The revisions requested by the Staff have been made.
Selling Stockholders, page 32

2.	Please reconcile the sum of the number of shares being offered by the holders reflected in the table with both the number of shares disclosed on the prospectus cover page as being

Securities and Exchange Commission
December 7, 2016

offered pursuant to this registration statement and the number as to which counsel has provided its opinion in Exhibit 5.1.
The revisions requested by the Staff have been made.
*****

Amendment No. 1 to the Registration Statement was filed in part by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,
/s/ Neil C. Rifkind
Neil C. Rifkind
                        Vice President, General Counsel and Secretary

cc:    Jonathan Ilany, Chief Executive Officer, Tiptree Financial Inc.
Michael R. Littenberg, Esq., Ropes & Gray LLP